SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Amendment No. 3)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION
13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOME DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))
NIPPON PRODUCT ACQUISITION
CORPORATION
(Offeror)
a Wholly-Owned Subsidiary of
NIPRO CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class Securities)
437080104
(CUSIP Number of Class of Securities)

Nipro Corporation
c/o Luis Candelario
President
Nipro Medical Corporation
3150 N.W. 107th Avenue
Miami, Florida 33172
(305) 599-7174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
With a copy to:
Craig A. Roeder
Ryan M. Gwillim
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$214,879,203	$15,320.89

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 16,998,741 shares of Home Diagnostics, Inc. common stock outstanding as of February 2, 2010, multiplied by $11.50 per share, which is the offer price, plus (ii) $19,393,681 expected to be paid in connection with the cancellation of outstanding stock options and stock appreciation rights.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Filing Party:	Nipro Corporation
Amount Previously Paid:	$15,320.89		Nippon Product Acquisition Corporation

Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: o
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2010 by (i) Nippon Product Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Home Diagnostics, Inc., a Delaware corporation (the “Company”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase.
     Documentation relating to the Offer has been mailed to the stockholders of the Company, may be obtained free of charge at the SEC’s website at www.sec.gov., and may also be obtained at no charge by directing a request by mail to the Information Agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free at (888) 750-5834 or collect at (212) 750-5833 for banks and brokers.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented as follows:
     On March 15, 2010, the Merger was effected without a vote of the stockholders of the Company in accordance with Section 253 of the DGCL. At the Effective Time of the Merger, the separate existence of the Purchaser ceased and the Purchaser was merged with and into the Company, with the Company being the Surviving Corporation in the Merger and continuing as a wholly-owned subsidiary of the Parent. The directors of the Purchaser immediately prior to the Effective Time have become the initial directors of the Surviving Corporation, each to hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by law. Upon consummation of the Merger, the certificate of incorporation of the Company as in effect on the date of the Merger Agreement was amended in its entirety to read as set forth on Exhibit B to the Merger Agreement, and as so amended, is the certificate of incorporation of the Surviving Corporation unless and until changed or amended in accordance with the DGCL. The bylaws of the Purchaser have become the bylaws of the Surviving Corporation.
     Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than (i) any Shares held in the treasury of the Company, held by any subsidiary of the Company or held by the Parent or any of its subsidiaries and (ii) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected the holder’s right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL) has, by virtue of the Merger and without any action on the part of the holder thereof, been converted into the right to receive, upon the surrender of the certificate formerly representing such share, the Offer Price in cash, without interest and less any required withholding taxes. Each share of the Common Stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time has, by virtue of the Merger and without any action on the part of the holder thereof, been converted into one share of the Common Stock, par value $.01 per share, of the Surviving Corporation.
     Following the Merger, the Shares ceased to be traded on the Nasdaq Global Select Market.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit	Exhibit Name

(a)(5)(E)	Joint Press Release issued by Nipro Corporation and Home Diagnostics, Inc. on March 15, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Product Acquisition Corporation
Date: March 15, 2010
	By: Name:	/s/ Luis Candelario Luis Candelario
	Title:	President

Nipro Corporation

By: Name:	/s/ Goichi Miyazumi Goichi Miyazumi
Title:	Controller
EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 11, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Nipro Corporation and Home Diagnostics, Inc. on February 3, 2010.**

(a)(5)(B)	Press Release issued by Nipro Corporation on February 11, 2010.*

(a)(5)(C)	Summary Newspaper Advertisement as published in The Wall Street Journal on February 11, 2010.*

(a)(5)(D)	Joint Press Release issued by Nipro Corporation and Home Diagnostics, Inc on March 12, 2010.***

(a)(5)(E)	Joint Press Release issued by Nipro Corporation and Home Diagnostics, Inc. on March 15, 2010.

Exhibit	Exhibit Name

(d)(1)	Agreement and Plan of Merger dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Home Diagnostics, Inc.****

(d)(2)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and George H. Holley.****

(d)(3)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Donald P. Parson.****

(d)(4)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Joseph H. Capper.****

(d)(5)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and G. Douglas Lindgren.****

(d)(6)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Richard A. Upton.****

(d)(7)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Tom Watlington.****

(d)(8)	Letter Agreement dated February 2, 2010, between the Company and Joseph H. Capper.****

(d)(9)	Confidentiality Agreement dated August 18, 2009, between and among Nipro Corporation, Nipro Medical Corporation and Home Diagnostics. Inc.*

*	Incorporated herein by reference to the Schedule TO filed by Nipro Corporation with the Securities and Exchange Commission on February 11, 2010.

**	Incorporated herein by reference to the Schedule TO filed by Nipro Corporation with the Securities and Exchange Commission on February 3, 2010.

***	Incorporated herein by reference to the Schedule TO filed by Nipro Corporation with the Securities and Exchange Commission on March 12, 2010

****	Incorporated by reference to the Form 8-K filed by Home Diagnostics, Inc. with the Securities and Exchange Commission on February 4, 2010.

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